ALTON VENTURES, INC.

December 20, 2004

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street, Washington, D.C. 20549-0405

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc. Registration Statement on Form SB-2 Filed on December 20, 2004 File Number 333-118077

We have reviewed your comment letter dated November 23, 2004, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A1 filing refer to the formal filing (hard copy attached) – not to the black-line version.

General

1.
We have updated and enclosed our financial statements to September 30, 2004 and have altered the information in the registration statement to reflect financial information as at the year end of June 30, 2004 and the end of the first quarter on September 30, 2004. We have also had our independent accountants update their consent and have filed it with this submission.

Risk Factors – Page 7

2.

Thank you for your clarification. In order to ensure we are in compliance and so that there cannot be an misinterpretation of the term, we have amended the registration statement to eliminate the word “operation(s)” (other than as a title of a specific section) and have in its place generally inserted the phrase “carrying on business”, or replaced it with “business” or “plan(s)” or have deleted the word where appropriate. In addition, we have removed all references to the term “mining” or “mining operations” and have

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4
Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca

Mr. Todd K. Schiffman Securities & Exchange Commission December 20, 2004	2.

substituted the term “mineral exploration” for “mining operations” including in titles and section headings. Where the term “mining claim” was previously used we have replaced it with “mineral claim”. We have retained the word “mining” where it pertains to the next stage of the exploration business, where a reserve is known, or where it refers to specific legislation.

Use of Proceeds – Page 13

3.	We have removed all references to “development” and “production” from the amended registration statement other than where it refers to the development of the business and where the reference cannot be confused with a specific meaning under Guide Item 7 and in the Glossary of Mining Exploration Terms where it has a specific reference point. In some cases we have changed the words “development and production” to “maturing (of our exploration properties)”.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
ALTON VENTURES, INC.

         /s/ “Brian C. Doutaz”

Brian C. Doutaz
President